Exhibit D-6 New York Public Service Commission, Dated March 27, 2002

STATE OF NEW YORK
PUBLIC SERVICE COMMISSION

At a session of the Public Service Commission held in the City of Albany on March 20, 2002

COMMISSIONERS PRESENT:

Thomas J. Dunleavy, Presiding
James D. Bennett
Leonard A. Weiss
Neal N. Galvin

CASE 01-G-0493	–	Joint Petition of NUI Utilities, Inc., C&T Enterprises, Inc. and Valley Energy, Inc. for Approval of the Transfer of NUI’s Gas Distribution Facilities in the Village of Waverly and its Planned Facilities in the Town of Chemung, Chemung County, New York, to C&T Enterprises and Ultimately to Valley Energy.

ORDER APPROVING TRANSFER OF PROPERTY

(Issued and Effective March 27, 2002)

BY THE COMMISSION:

BACKGROUND

     By joint petition filed April 10, 2001, NUI Utilities, Inc. (NUI or the company), C&T Enterprises, Inc. (C&T) and Valley Energy, Inc. (Valley), collectively, the petitioners, sought our approval, pursuant to Section 70 of the Public Service Law (PSL), of an asset sale agreement under which NUI agreed to sell certain gas distribution and transmission facilities to C&T and ultimately to Valley. The assets to be transferred include all of NUI’s gas plant in New York (in the Village of Waverly and the Town of Chemung) and Pennsylvania.

     NUI is a New Jersey based corporation that has gas customers in New York, Pennsylvania, Maryland, North Carolina, Florida and New Jersey. C&T is a subsidiary of two rural

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Pennsylvania electric cooperatives, Tri-County Rural Electric Cooperative and Claverack Rural Electric Cooperative. Valley is a new subsidiary of C&T, which was incorporated in October 2000 to own and operate all of NUI’s gas plant in New York and Pennsylvania.1

     NUI had, up until April 2001, franchise rights to serve only Sayre, Pennsylvania (designated as Valley Cities) and approximately 1,300 customers in the Village of Waverly, New York (Waverly). The New York and Pennsylvania franchise areas share a common border, the state line, and have for some time been operating as one Local Distribution Company (LDC). NUI serves approximately 5,100 customers on the Pennsylvania side of its service territory.

     By order issued April 2, 2001 and confirmed by order issued April 25, 2001, we approved NUI’s petition to exercise a franchise granted by the Town of Chemung, Chemung County, New York for the purpose of extending service to a new steel fabrication plant and some other, incidental, customers along the pipeline route2. We recently granted the Company’s petition for an amendment of its Certificate of Public Convenience and Necessity so the pipeline could be extended to the local elementary school.3 Construction of the necessary distribution line is progressing.

[1]	Formerly known as The Pennsylvania & Southern Gas Company (Penn & Southern).

[2]	Case 01-G-0376 – Petition of NUI Utilities, Inc. Order Granting Certificate of Public Convenience and Necessity.

[3]	Case 01-G-0376 – Supra, Order Granting Amendment to Certificate of Public Convenience and Necessity (issued February 28, 2002).

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     A notice of proposed rulemaking concerning the joint petition was published in the New York State Register on May 9, 2001. No comments have been received.

The Petition

     The parties agreed to an initial purchase price of $15,000,000 which would increase by up to an additional $3,000,000 depending on a formula that would take into account the outcome of future revenue requirement filings in Pennsylvania and New York. By letter dated February 25, 2002, Valley stated that it has made the commitment not to seek a rate increase for one year following the consummation of the transactions transferring the NUI gas assets to Valley.

     C&T is currently an electric municipal utility and does not have gas industry specific experience. As a result, Valley has executed two contracts with other parties, one for gas supplies, and another for gas planning and forecasting, measurement, gas control and transportation administration. The parties have submitted for staff’s review, the contractual arrangements to undertake these functions and to fulfill all the customers’ gas purchasing requirements for a term of at least three years from the date of closing.

DISCUSSION

Transfer Of Property

     PSL Section 70 provides that, in pertinent part, “No gas corporation or electric corporation shall transfer or lease its franchise, works or system without the written consent of the Commission.” Approval is sought for NUI to transfer to C&T, and ultimately to Valley, the natural gas distribution properties, identified in Exhibit “C” of the petition. The

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distribution system would again, as it was before NUI purchased Penn & Southern, be operated as a small distribution company.

     C&T hired a consultant to review the value of the purchase of assets. Market-to-book relationships and purchase prices, on a cost per customer basis, were analyzed for ten different agreements. The results of these analyses showed the NUI/C&T agreement to be near the mid-point, towards the more favorable end of the range of the agreements reviewed.

     The initial purchase price of $15 million, is below then current book value of the combined assets ($17.0 million as of September 30, 2000). The added premium of up to $3 million may bring the total purchase price over the book value at the time of transfer. To the extent that the purchase price includes any premium, either current or prior, over the book cost of the assets transferred, the company should be aware that we do not normally allow recovery of such premium. However, if the company believes that a premium is justified and should be recoverable, it can make a presentation to that effect in the next rate proceeding.

Gas Supply and Management Agreements

     Valley has executed a Services Agreement with NUI, under which NUI will provide Valley with gas planning and forecasting, measurement, gas control and transportation administrative services at a cost of $6,575 per month. In addition, Valley would pay NUI $1,661 per month for the actual cost of communications lease lines4, for a total contract cost of $8,236 per month.

[4]	The communications lease lines allow the flow of SCADA (System Control and Data Acquisition) information from Valley to NUI’s control center in New Jersey.

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     Our Staff was concerned that, as a result of this proposal, New York (Waverly) customers would incur incremental costs,5 as these contract costs would flow through Valley’s Gas Adjustment Clause (GAC). After further discussions, the company has now agreed to absorb the New York portion of the cost of the Services Agreement6 (excluding the communications lease line cost), at least until such time as new rates may be instituted. Regarding the lease line cost, we will not permit the company to pass through those incremental costs, but will consider the appropriateness of cost recovery in the company’s next rate case.

     Valley has also executed a Gas Sales Agreement with NUI Energy Brokers, Inc. (NUIEB), pursuant to which NUIEB will essentially be an asset manager for Valley. NUIEB will charge Valley a commodity charge for gas deliveries, consisting of the NYMEX Settlement Price at the Henry Hub plus the associated cost of transportation and fuel retention/losses to Valley’s citygate. We will allow Valley to recover such commodity cost from its customers via the GAC, as is currently done.

     Valley would also pay NUIEB a set “Flexible Delivery Charge” of $24,700 per month as a proxy for various items, as described in Appendix A. We will allow the monthly storage-related costs, basis credit, and capacity release/off-system sales credit components of the Flexible Delivery Charge to flow through the company’s GAC, as is currently done on an actual

[5]	The types of costs contained in the Services Agreement are traditionally recovered through base tariff rates. Including these costs in a contract that would flow through the GAC would result in incremental costs.

[6]	Based on historic throughput volumes, the Waverly portion of the contract costs would be 8.8%. The remaining 91.2% is allocated to Pennsylvania.

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cost/credit basis. Since these costs or credits are based on historic actuals, we expect that the net effect on the GAC will be negligible.

     Valley has agreed to absorb the personnel/administrative cost portion of the Flexible Delivery Charge, for the same reasons it is doing so with respect to its Services Agreement with NUI.

     The remaining cost component of the Flexible Delivery Charge involves the use of a specific type of financial instrument (“straddles”) to allow NUIEB, on behalf of Valley, to lock-in a first-of-the-month index price for “swing” gas purchased to accommodate daily weather fluctuations. As expressed by NUIEB and Valley, a major intent of the Gas Sales Agreement is to avoid any day-to-day price volatility, and the straddles would help them achieve that goal, albeit at a cost7.

     This is a concern to us. In our “Statement of Policy Regarding Gas Purchasing Practices”8, we encouraged LDCs to move away from almost exclusive reliance on first-of-the-month pricing. We note that a large portion of the gas to be sold by NUIEB to Valley will be hedged through the purchase of NYMEX futures strips, NYMEX first-of-the-month commodity pricing, and storage withdrawals. This should reduce gas price volatility to a large extent.

[7]	The straddles are essentially call options and are estimated to cost $0.29/dt and $0.19/dt during the winter and summer months respectively; resulting in an annual system-wide charge of about $225,000. New York’s share of these costs would be $19,790.

[8]	Case 97-G-0600 – In the Matter of the Commission’s Request for Gas Distribution Companies to Reduce Gas Cost Volatility and Provide for Alternate Gas Purchasing Mechanisms, Statement of Policy Regarding Gas Purchasing Practices, issued and effective April 28, 1998.

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     A significant portion of the Valley’s gas supply will already be priced at first-of-the-month prices. To pay a premium to ensure that even more of it is tied to the first-of-the-month index seems to run counter to our Policy Statement. Further, such a methodology provides no price protection, as there is no certainty as to the level of the price on the first day of any given month. Finally, the value to customers by having the LDC eliminate daily price volatility over a month is unclear. We note that customers are billed on a monthly basis, and thus pay one total gas cost per month, regardless of whether the gas costs incurred by the LDC contain any daily variations.

     Although call options are an acceptable hedging technique (especially as part of a “costless collar”), we do not believe they are a reasonable approach in Valley’s specific circumstance, for the reasons stated above. We therefore will require Valley to absorb this cost component of the Flexible Delivery Charge, should the current contract remain as-is.

Environmental Quality Review

     Under the State Environmental Quality Review Act (SEQRA) (Environmental Conservation Law Article 8) and its implementing regulations (6 NYCRR Part 617 and 16 NYCRR Part 7), all State agencies must determine whether the actions they are requested to approve may have a significant impact on the environment. Because no state or local approvals, other than that sought in the joint petition, are required, we are the Lead Agency under SEQRA and have conducted an environmental assessment of this unlisted action, pursuant to 6 NYCRR §617.6.

     After review of the petition and Environmental Assessment Form (EAF) submitted by the company, we conclude, based on the criteria for determining significance listed in 6 NYCRR §617.7(c ), that there will be no changes to the operations

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of the system that will result in significant adverse environmental impacts.

     As lead agency, we determined that the actions proposed in the petition will not have a significant impact on the environment and therefore adopt a negative declaration pursuant to SEQRA. A Notice of Determination of Non-Significance for this unlisted action is attached. The completed EAF will be retained in our files.

CONCLUSION

     The property transfer sought in the joint petition is in the public interest, so long as the conditions contained in this Order are complied with.

The Commission orders:

     1.     The joint petition filed by NUI Utilities, Inc., C&T Enterprises, Inc. and Valley Energy, Inc. is granted, subject to the conditions contained herein.

     2.     Approval of the transfer of NUI’s gas distribution facilities in the Village of Waverly and its facilities under construction in the Towns of Barton and Chemung, to C&T Enterprises, Inc. and ultimately to Valley Energy, Inc. as discussed herein and referenced in Exhibit “C” of the petitioners’ filing, is approved.

     3.     Before beginning service, C&T Enterprises, Inc. and Valley Energy, Inc. are directed to file with the Commission the signed approvals from the Pennsylvania Public Utilities Commission, and a tariff supplement adopting NUI’s current tariff schedule consistent with 16 NYCRR Part 720-5.3 and the modified terms and conditions discussed above.

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     4.     This proceeding is continued.

By the Commission,

(SIGNED)	JANET HAND DEIXLER Secretary

CASE 01-G-0493	APPENDIX A

GAS SALES AGREEMENT BETWEEN VALLEY AND NUIEB

Flexible Delivery Charge Breakdown

Item	Monthly Cost/Credit

Gas storage-related costs	$8,267
Basis credit for the differential between the cost of gas at the actual delivery point and the NYMEX Henry Hub settlement price	($8,750)
Capacity release and off-system sales credits	($3,500)
Personnel/administrative costs	$10,000
Financial instrument (straddles) cost	$18,741

$24,758

STATE OF NEW YORK
PUBLIC SERVICE COMMISSION

CASE 01-G-0493	–	Joint Petition of NUI Utilities, Inc., C&T Enterprises, Inc. and Valley Energy, Inc. for Approval of the Transfer of NUI’s Gas Distribution Facilities in the Village of Waverly and its Planned Facilities in the Town of Chemung, Chemung County, to C&T Enterprises and Ultimately to Valley Energy.

NOTICE OF DETERMINATION OF
NON-SIGNIFICANCE

     NOTICE is hereby given that an Environmental Impact Statement will not be prepared in connection with the approval by the Public Service Commission of the transfer of franchises and other property from NUI Utilities, Inc. to C&T Enterprises and ultimately to Valley Energy, Inc., based on our determination, in accordance with Article 8 of the Environmental Conservation Law, that such an action will not have a significant adverse affect on the environment. The exercise of this approval is an unlisted action, as defined in 6 NYCRR §617.2(ak).

     Based on our review of the record, we find that the proposed action, which will lead to management and operation of the gas distribution system by Valley Energy, Inc. instead of NUI will not have a significant adverse environmental impact, because the change in the identity of the gas distribution system manager and operator will not cause any physical alteration to the gas system or its surroundings.

     The address of the Public Service Commission, the Lead Agency for the purposes of the environmental quality review of this project, is Three Empire State Plaza, Albany, New York 12223-1350. Questions may be directed to David S. Morrell at (518) 486-7322 or at the address above.

JANET HAND DEIXLER Secretary